Exhibit 99.417

Nextech AR Solutions Corp. Reports Record Preliminary Fiscal Year 2021 Financial Results

Today March 8th Participation in the Q1 Virtual Investor Summit

VANCOUVER, B.C., Canada – March 8, 2022 - Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services announces its unaudited preliminary financial and operating results for the 2021 fiscal year ended December 31, 2021.

In 2021 we saw a substantial uptick in customer adoption of our technology that are either signing 12-month ARR contracts or annual repeat customers totalling $975,000. The company is seeing this uptick in new customers resulting in additional ARR continuing in 2022.

The 2021 recurring revenue of $975,000 is broken down as follows:

●	12/31/2021- Annual Recurring Revenue (ARR) was approximately $475,000

●	Additionally in 2021 the company saw $500,000+ annual repeat business from customers

The above resulted in total Renewable Software Licenses revenue estimated at $1.4 million in 2021 +316% from 2020.

2021 Annual Financial Highlights (unaudited):

●	Annual Total Revenue $25.9 million (up 47% from 2020)

○	Product Sales $19.2 million (up 38% from 2020)

○	Technology Services $5.3 million (up 55% from 2020)

○	Renewable Software Licenses $1.4 million (up 316% from 2020)

●	Annual Total Gross Profit $9.8 million (flat with 2020)

○	Product Sales $8.0 million (up 14% from 2020)

○	Technology Services $1.8 million (not comparable to 2020 as measured on different basis, see Q3 and annual MD&A for explanation)

The above figures are unaudited and may be subject to change. Audited figures for the year ended December 31, 2021 will be published towards the end of March 2022.

CEO Commentary:

“2021 was a transformative year for Nextech as we became a Metaverse company and we succeeded in moving our business model to a much stronger Annual Recurring Revenue (ARR) formula.. We ended 2021 strong with $975,000 in recurring revenue coming in and renewable software license revenue totalling $1.4 million. In 2022 we are successfully signing up new customers while simultaneously building out our Metaverse Suite of products; which I believe will give us a major competitive edge in the 3D/AR ecommerce market. For 2022, we are well positioned with our end-to-end vertically integrated technology stack extending beyond just 3D models for ecommerce into exciting and lucrative markets like: 3D human holograms, NFT’s and spatial mapping.” He continues, “We are seizing on a substantial business opportunity with our 3D model making and AR capabilities and believe that the demand for everything 3D will not only continue but accelerate into 2022 and beyond. Nextech’s mission is to build the first vertically integrated artificial intelligence (AI) powered 3D model factory for the Metaverse, and we are well on the path to achieving this ambitious goal. With a successful 2021 now in the rear view mirror, I believe that 2022 will go down in history as the breakout year for everything 3D and a great year of growth for Nextech and our shareholders.”

Q1 Virtual Investor Summit

Nextech’s CEO Evan Gappelberg will be attending and presenting about Nextech’s involvement in 3D and Augmented Reality models for ecommerce and the Metaverse.

Details
Presentation: Today - Tuesday, March 8, 2022
Time: 12:30pm ET
Speaker: Evan Gappelberg, CEO, Nextech AR Solutions
Registration: https://us06web.zoom.us/webinar/register/WN_y80Tdx6IQ-mf6nujpGfcvw

1x1s meetings will be available for qualified investors.

On behalf of the Board of Nextech AR Solutions Corp.
Evan Gappelberg
CEO and Director
info@nextechar.com

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements included in this press release include statements regarding the Company’s prospects in 2022 and beyond, potential customer growth, competitive advantages, the building out of the Company’s technology stack and the development of and demand for the AR industry in general. These statements are subject to various risks and uncertainties including shifts in customer and industry trends, risks associated with the development of new and emerging technologies, availability of funding and risks related to the tradition of the Company’s business from e-commerce to AR technology services, as well as the risks set forth in the Company’s disclosure documents from time to time. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information set forth herein, except as required by applicable securities laws.

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